BERLINER COMMUNICATIONS, INC.
1777 Sentry Parkway West
Blue Bell, PA  19422

May 11, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561
Attention:	Celeste M. Murphy Legal Branch Chief Division of Corporation Finance

Re:	Berliner Communications, Inc. Preliminary Information Statement on Schedule 14C (Revised) File No. 000-28579 Filed April 19, 2010

Dear Ms. Murphy:

On behalf of Berliner Communications, Inc. (the “Company”), I am responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to me, dated April 22, 2010, with respect to the Company’s Revised Preliminary Information Statement on Schedule 14C (the “First Revised Information Statement”) referenced above.

Where indicated below, requested changes have been included in a revised preliminary information statement (the “Second Revised Information Statement”), which is being filed contemporaneously with this response.

In response to your letter, set forth below is the Staff’s comment in bold followed by the Company’s responses to the Staff’s comment.  Please note that any capitalized terms used, but not defined in, this response letter have the meanings ascribed to them in the Second Revised Proxy Statement. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

General

1.
We note that you have included in the revised information statement disclosure responsive to the requirements of Item 14 of Schedule 14A.  However, it does not appear that you have included disclosure regarding Unitek that is fully responsive to Item 14(c)(2). For example, that Item, by reference to Part C of Form S-4, requires a description of Unitek's business and a Management's Discussion and Analysis.  Please further revise your information statement to include all required information.

As referenced by the Staff’s comment, we have included in the Second Revised Information Statement all disclosure responsive to the requirements of Item 14(c)(2) of Schedule 14A, including a description of Unitek’s business and management’s discussion and analysis related to Unitek and its audited financial statements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Should you have any questions regarding this filing and the Company’s amended disclosure in the Second Revised Proxy Statement, please feel free to contact me at (267) 464-1700.

Sincerely yours,

/s/ Ronald J. Lejman
Ronald J. Lejman
Chief Financial Officer and Treasurer of Berliner Communications, Inc.